                          UNITED STATEMENTS
                 SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                                                   SEC FILE NUMBER:  0-21932
                                                  CUSIP NUMBER:  129905 10 5

                               (Check One):
/X/ Form 10-K  /  / Form 11-K   /  / Form 20-F  /  / Form 10-Q  /  / Form N-SAR

For Period Ended:   June 30, 1996

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________
PART I - REGISTRANT INFORMATION

______________________________________________________________________________
Full Name of Registrant

                    CALIFORNIA CULINARY ACADEMY, INC.
______________________________________________________________________________
Former Name if Applicable

______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

                    625 Polk Street
______________________________________________________________________________
City, State and Zip Code

                    San Francisco, California 94102
______________________________________________________________________________
PART II - RULES 12b-25(b) AND (c)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Not Applicable
________________________________________________________________________________
PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11K, 20-F, 1000-Q or N-SAR or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                            See Rider Attached
________________________________________________________________________________
PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

        Robert A. Stoffregen           (415)            292-8224
________________________________________________________________________________
             (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               / X /     Yes            /   /     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               / X /     Yes            /   /     No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     CALIFORNIA CULINARY ACADEMY, INC.
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     September 30, 1996.         By:    /s/ Robert A. Stoffregen
                                          --------------------------------
                                             Chief Financial Officer

                    CALIFORNIA CULINARY ACADEMY, INC.
                          RIDER TO FORM 12B-25
                        Date September 30, 1996

RESPONSE TO PART III

     The preparation of the financial statements of California Culinary Academy, Inc. (the "Registrant") will not be completed by September 30, 1996, the last day for a timely filing of its Annual Report on Form 10-KSB for the fiscal year ended June 30, 1996, pursuant to Rule 0-2 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     During the fiscal year ended June 30, 1996, the Registrant made significant management changes. In addition, effective July 17, 1996, the Registrant appointed new independent public accountants to audit its financial statements for the fiscal year ended June 30, 1996. As a result, the Registrant requires additional time to gather the necessary information to prepare the financial statements.

QUESTION (3), PART IV EXPLANATION

     During the fiscal year ended June 30, 1996, the Academy incurred a net loss from operations of $999,000 compared to net income of $151,000 during the same period during the prior fiscal year.

     The primary causes of the change in results of operations between the two periods are as follows: (i) during the fiscal year ended June 30, 1996, certain costs were incurred in connection with the severance of the Academy's former president. The Academy expensed approximately $220,000 in such severance costs; (ii) during the fiscal year ended June 30, 1996, the Academy made additions to its reserves for bad debts of approximately $100,000 over and above its normal allowances in order to provide for adequate reserves for uncollectible student accounts receivable which management believed were necessary given recent changes to its admissions department and changes to its admissions procedures; (iii) during the fiscal year ended June 30, 1996, certain costs were incurred in connection with the pursuit of new business ventures relating to the acquisition of the New York Restaurant School, Inc. and the operation of a school within the Broadway department stores. Both such ventures were terminated during the fiscal year, and approximately $140,000, in the aggregate, for unrecovered costs incurred in connection with such efforts was expensed; (iv) tuition revenues were approximately $525,000 lower during the fiscal year ended June 30, 1996 than the prior year. This reduction is primarily attributable to a decrease in the number of students enrolling during the later part of the fiscal year ended June 30, 1996. Management has made significant changes to the enrollment management process and to the structure of its education program which have resulted in a reversal of this trend; however, the lower student enrollments during this earlier period has had a depressive effect on revenues. Since costs for education are largely fixed, this has resulted in a significant decrease in net income for the fiscal year ended June 30, 1996.


                                      3